EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) to be effective on the 30th day of May, 2006, is made by and between INTERNATIONAL SPORTS and MEDIA GROUP, INC., a Nevada corporation, (“BUYER”) and Phrixus Holdings, Inc., a Nevada corporation, (“Phrixus”) doing business as American Aloe Nurseries (“SELLER”).

Recitals

WHEREAS, American Aloe Nurseries (“AAN”) is a division of SELLER and operates a commercial nursery for the growing of Aloe Vera plants;

WHEREAS, AAN owns certain Aloe Vera plants and certain farm equipment used for growing and harvesting the Aloe Vera plants;

WHEREAS, BUYER desires to purchase certain assets, subject to the terms and conditions of this Agreement; and

WHEREAS, SELLER desires to sell certain assets, subject to the terms and conditions of this Agreement.

NOW THEREFORE, for good and valuable consideration, including the undertakings described herein, the mutual covenants and promises of the parties, and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

“Closing Date” shall mean August 29, 2006, or as soon thereafter as agreed to by the parties.  However, the Closing Date and the transfer of all assets covered by this Agreement from SELLER to BUYER shall not extend beyond ninety (90) days after the execution of this Agreement by all parties.

“Purchase Price” shall mean Four Million Five Hundred Thousand Dollars ($4,500,000).

1.

Assets to be Purchased and Sold

SELLER agrees to sell and BUYER agrees to purchase the following:

1)

Approximately 600,000 Aloe Vera plants which are ‘in ground’ (Fructus Industrialis). These plants produce recurring leaf growth, which is harvested and used in AAN’s business as currently conducted.  It is understood and agreed that the Aloe Vera plants will remain ‘in ground’ and subject to the leases described herein.

2)

Nursery inventory consisting of ‘Potted’ Aloe Vera Pup plants (in containers out of ground).

3)

All Farm equipment presently used in the AAN nursery/farm business

Schedule “A” attached hereto sets forth in more detail the assets covered by this Agreement.

Nursery inventory

Fifty percent (50%) of AAN’s current inventory of potted ‘pup’ plants shall be transferred and belong to BUYER at the Closing Date.  BUYER shall have the option to purchase the remaining fifty percent (50%) of AAN’s current inventory of potted ‘pup’ plants upon payment as agreed between the parties on or before 60 days from the Closing Date.

Additional Assets

SELLER shall lease to BUYER a 81 acre parcel of land located where the present AAN farm is located in Imperial County, and lease property at the present location of AAN’s nursery in Valley Center, California.  These leases are more specifically described below, and will be evidenced by separate, written lease agreements between the parties.

2.

Consideration

BUYER and SELLER agree that the Purchase Price is payable as follows:

1)

A convertible promissory note (the “Convertible Note”) representing a corporate obligation of BUYER in favor of SELLER in the amount of Three Million Five Hundred Thousand Dollars ($3,500,000), providing among other things, that at SELLER’S option, and providing BUYER has not otherwise paid down all or a portion of the Convertible Note, SELLER may convert the Convertible Note into 17,500,000 shares of BUYER’S common stock subject to the resale limitations and restrictions on transfer found in Rule 144 of the Securities Act Rules.  The Convertible Note shall be in substantially the form attached hereto as Exhibit 1.

The parties understand and acknowledge that conversion of the Convertible Note into shares of BUYER’S common stock will result in a substantial dilution to the existing stockholders of BUYER.  Accordingly, the current control structure resulting from interests in a majority of the issued and outstanding shares of BUYER’S capital stock may be diluted by conversion of the Convertible Note into additional shares of BUYER’S common stock under the terms of the Convertible Note.

It is understood and agreed that the conversion features granted to SELLER will require the following actions to maintain BUYER’S status as a reporting company under the Securities Exchange Act of 1934:

a.

An audit of the SELLER’S business operations for the last two years.

b.

BUYER must prepare and file a Current Report on Form 8-K with the Securities and Exchange Commission within 5 days of entering this Agreement.

c.

Not more than 70 days after the Closing Date, BUYER must file an amended Form 8-K to include Pro forma Financial Statements of the business or assets acquired under this Agreement.

d.

An audit may be required within 75 days of the Closing Date.

2)

Promissory Note (the “Note”) executed by BUYER evidencing an obligation of One Million Dollars ($1,000,000.00) in favor of SELLER.  The Note shall be in substantially the form attached hereto as Exhibit 2.

a.

The Note shall reflect an interest rate of seven percent (7%) simple on any remaining, outstanding balance.

b.

Payments shall first be credited to interest due, and any balance shall be credited to principal balance outstanding.

c.

This shall be a demand Note.  There is to be no maturity date stated for the final payment of principal.  However, the Note shall reflect that for all capital raised by BUYER from institutional funding;  investment banking or private investors, which is equal to or in excess of $1.0 million in the aggregate for any fund raising activity, one-third (1/3) of the amount raised shall be paid to Phrixus to reduce the principal balance of the Note.

d.

The Note shall also reflect that in the event that BUYER is successful in raising a total of Two Million Dollars ($2,000,000) or more in the aggregate, then the entire, unpaid remaining balance of the Note due to SELLER shall be paid in full.

The Closing will take place at the offices of BUYER on the Closing Date in accordance with the terms of this Agreement, or at such other place or time as BUYER and SELLER mutually agree.  At the Closing, BUYER shall pay to the SELLER the Purchase Price.  Simultaneously, the SELLER shall deliver to BUYER one or more certificates, instruments, and Bill of Sale representing the assets identified in Schedule A together with all necessary instruments of transfer, in form and substance reasonably satisfactory to BUYER and BUYER’S legal counsel.  At the Closing, there shall also be delivered to BUYER the opinions, certificates and other contracts, documents and instruments required to be delivered under the terms of this Agreement.

Subject to Closing under this Agreement, BUYER agrees that SELLER shall have the right to nominate two members to the Board of Directors of BUYER.  Nomination and appointment shall be open for a period of six (6) months from the date of close of this purchase transaction.  If no one is nominated or appointed within this time, this offer shall terminate and be of no further effect.  BUYER shall take all steps reasonable and necessary to support the election or appointment of SELLER’S designees to its Board of Directors.

3.

Representations And Warranties, Other Terms and Conditions of Purchase

Representations and Warranties of SELLER

The SELLER represents and warrants to BUYER that the statements contained in this Section 3 are true and correct as of the date of this Agreement, and will be true and correct as of the Closing Date (as though made then and as though such Closing Date was substituted for the date of this Agreement throughout this Section 3).  The SELLER have delivered a Disclosure Schedule (including exhibits thereto) to BUYER setting forth certain information, the disclosure of which is required or appropriate in relation to any or all of the following representations and warranties.

The SELLER has furnished or will furnish to BUYER, on or before the Closing Date, true and complete copies of the consolidated balance sheets of AAN as of December 31, 2005 and the related consolidated statements of operations, statement of changes in member’s equity and cash flows for the year then ended, together with the notes thereto, setting forth in each case in comparative form the corresponding figures for the corresponding dates and periods of the previous fiscal year, together with reports of auditors thereon, if any.  The AAN’S financial statements fairly present in all material respects the consolidated financial position of AAN as of the respective dates thereof, and the results of operations, changes in stockholder’s equity and cash flows for the periods set forth therein, all in conformity with United States GAAP.

This Agreement does not, and the documents and certificates executed by the SELLER and/or Target or otherwise furnished by the SELLER and Target to BUYER do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.

Representations and Warranties of BUYER

BUYER is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada, with the corporate power and authority to carry on its business as now being conducted.  The execution and delivery of this Agreement and the consummation of the transactions contemplated in this Agreement have been, or will be prior to closing, duly authorized by all requisite corporate actions on the part of BUYER. This Agreement has been duly executed and delivered by BUYER and constitutes the valid, binding, and enforceable obligation of BUYER.

To the best of BUYER’S knowledge and belief, the execution and performance of this Agreement will not violate, or result in a breach of, or constitute a default in, any provisions of applicable law, any agreement, instrument, judgment, order or decree to which BUYER is a party or to which BUYER is subject.  No consents of any persons under any contract or agreement required to be disclosed pursuant to this Agreement are required for the execution, delivery, and performance by BUYER of this Agreement.

Other Terms and Conditions of Purchase

a.

The Closing Date and the transfer of all assets covered by this Agreement from SELLER to BUYER shall not extend beyond ninety (90) days after date of the execution of this Agreement by all parties.

b.

It is understood and agreed that SELLER does not warrant the health or longevity of any Aloe Vera plants being sold to BUYER.

c.

SELLER shall provide a Bill of Sale for all assets.  SELLER will assign and transfer all titles or registrations pertaining to such assets, if any.

d.

Except as disclosed in writing to BUYER prior to the Closing Date, SELLER warrants and represents that there are no undisclosed liens or encumbrances, or other charges, against any of the assets being sold hereby, and that all assets are free and clear of such other charges.

4.

Conditions Subsequent to Closing

Subject to Closing, BUYER and SELLER agree as follows:

SELLER agrees to lease the following properties to BUYER for and upon the following terms and conditions:

Valley Center Nursery Lease (5 acre parcel):

1)

Lease to be granted to BUYER or assignee (wholly owned subsidiary) to occupy and commercially use SELLER’S nursery property located in Valley Center, and consisting of approximately five (5) acres.

2)

Term shall be for a period of one year, commencing upon execution of a separate lease agreement, with successive extensions of one year each for an additional four years upon written notice given by Lessee not later than 30 days prior to the end of any lease period.

3)

Nursery Lease shall be coupled with an option to purchase said leased property, exercisable at any time within three years from the date of close of this purchase upon written notice given by Lessee to Lessor.  Complete terms of Option shall be included in separate lease agreement, and shall reflect purchase price of $700,000.00.

Farm Land Lease(s)

The Farm Land Leases will be comprised on two separate written leases which will be identical with respect to terms and conditions, but which involve reference to two different properties and Lessors.

1)

Lease between SELLER and BUYER:

(i)

140 acre parcel located in Calipatria, California

(ii)

Lease payment:  $300 per year per acre for 140 acres, or a total rental of $42,000 payable monthly at $25 per acre per month.

(iii)

BUYER agrees to retain SELLER to manage the farm being leased for the first year of the lease.  The Farm Management Fee shall be $25 per acre per month.

(iv)

Accounting:  The lease rental fee and management fee shall be billed once monthly in advance on the first of each month, and will be due and payable on or before the 10th day of each month.  After one year, and providing BUYER extends the lease for an additional period of one year, a BUYER account will be established providing for direct billing.  At this time, the rent payments for the land lease will be payable six (6) months in advance, requiring two payments per year.  Phrixus will bill the amount due at its cost for the first year.  All other services rendered by Phrixus will be billed with a minimum of 10% markup over cost and payment shall be due net 10 days.

2)

Lease between BUYER and Demeter Industries, LLC, a Nevada limited liability company.

(i)

Adjacent to leased parcel described above and consisting of 81 acres.

(ii)

Term of lease shall be for a period of nine (9) months commencing upon execution of written lease agreement.

(iii)

Rents:  Lease shall be payable $25 per acre per month for 81 acres, or $2,025.00 per month.

The Leases described above shall be in substantially the form attached hereto as Exhibit 3.

5.

Miscellaneous Provisions

5.1

Termination

Termination Without Cause.  This Agreement may be terminated at any time prior to the Closing Date without cost or penalty to either party by mutual consent of the BUYER and SELLER.

Termination with Cause.  This Agreement may be terminated, with the terminating party to be reimbursed by the other party of all expenses and costs related to this Agreement, if:

(A) Breach or Noncompliance by the SELLER.  The SELLER shall fail to comply in any material aspect with any of their representations, warranties, or obligations under this Agreement, or if any of the representations or warranties made by the SELLER under this Agreement shall be inaccurate in any material respect and is not cured within ten (10) business days of notice of such breach.

(B) Breach or Noncompliance by BUYER. BUYER shall fail to comply in any material aspect with any of its representations, warranties, or obligations under this Agreement, or if any of the representations or warranties made by BUYER under this Agreement shall be inaccurate in any material respect and is not cured within ten (10) business days of notice of such breach.

5.2

Securities Registration; Disclosure

5.2.1 Private Transaction.  The SELLER understand that the shares issued pursuant to this Agreement, have not been nor will they be registered under the Securities Act of 1933 as amended ("33 Act"), but are issued pursuant to exemptions from registration including but not limited to Regulation D and Section 4(2) of the '33 Act.

5.2.2 Access to Information.  The SELLER represents that, by virtue of their economic bargaining power or otherwise, they have had access to or has been furnished with, prior to or concurrently with Closing, the same kind of information that would be available in a registration statement under the '33 Act should registration of the shares issued pursuant to this Agreement have been necessary, and that they have had the opportunity to ask questions of and receive answers from BUYER's officers and directors, or any party acting on their behalf, concerning the business of BUYER and that they have had the opportunity to obtain any additional information, to the extent that BUYER possesses such information or can acquire it without unreasonable expense or effort, necessary to verify the accuracy of information obtained or furnished by BUYER.

5.3.1 Survival of Representations and Warranties. All representations, warranties, and covenants made by any party in this Agreement shall survive the Closing hereunder and the consummation of the transactions contemplated hereby for two (2) years from the Closing Date. The BUYER and SELLER are executing and carrying out the provisions of this Agreement in reliance on the representations, warranties, and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for including any investigation upon which they might have made or any representations, warranty, agreement, promise, or information, written or oral, made by the other party or any other person other than as specifically set forth herein.

5.3.2 Costs and Expenses. All costs and expenses in the proposed sale and transfer described in this Agreement shall be borne by the BUYER and SELLER in the following manner:

(A) Attorneys Fees and Costs. Each party has been represented by its own attorney(s) in this transaction, shall pay the fees of its own attorney(s), except as may be expressly set forth herein to the contrary.

(B) Costs of Closing. Each party shall bear its reasonable share of all other Closing costs and expenses arising from this Agreement.

(C) Buyer will pay for all necessary audit work related to this purchase.

5.3.3 Further Assurances. At any time and from time to time, after the effective date, each party will execute such additional instruments and take such action as may be reasonably requested by the other party to confirm or perfect title to any property transferred hereunder or otherwise to carry out the intent and purposes of this Agreement.

5.3.4 Waiver. Any failure of any party to this Agreement to comply with any of its obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owed. The failure of any party to this Agreement to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision or a waiver of the right of such party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance.

5.3.5 Headings.  The paragraph and subparagraph headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

5.3.6 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.3.7 Governing Law. This Agreement shall be governed by the laws of the United States, State of California.  San Diego County, California shall be the choice of jurisdiction and venue.  In the event that either party shall bring an action to enforce any provision of this Agreement, the prevailing party shall be entitled to reimbursement for all reasonable legal fees and costs.

5.3.8 Binding Effect. This Agreement shall be binding upon the parties hereto and inure to the benefit of the parties, their respective heirs, administrators, executors, successors, and assigns.

5.3.9 Entire Agreement. This Agreement contains the entire agreement between the parties hereto and supersedes any and all prior agreements, arrangements, or understandings between the parties relating to the subject matter of this Agreement. No oral understandings, statements, promises, or inducements contrary to the terms of this Agreement exist. No representations, warranties, covenants, or conditions, express or implied, other than as set forth herein, have been made by any party.

5.3.10 Severability. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

5.3.11 Amendment. This Agreement may be amended only by a written instrument executed by the parties or their respective successors or assigns.

5.3.12  Facsimile Counterparts.  A facsimile, telecopy or other reproduction of this Agreement may be executed by one or more parties hereto and such executed copy may be delivered by facsimile of similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, all parties agree to execute an original of this Agreement as well as any facsimile, telecopy or other reproduction hereof.

5.3.13 Time is of the Essence. Time is of the essence of this Agreement and of each and every provision hereof.

5.3.14 Assignment and Subletting:  It is understood by the parties hereto that BUYER may assign this Agreement or any of the assets described herein to a wholly owned subsidiary of BUYER upon written notice to SELLER.  Furthermore, BUYER may not sublet or assign any Lease granted by SELLER to BUYER to any third party without first obtaining SELLER’S consent and approval in writing.

5.3.15 Related Agreements.

All agreements with employees, consultants and independent contractors shall be prepared and available for execution at least 30 days before the Closing Date.  This would include management, consulting and managerial contracts to operate and manage the Aloe Vera farm; market and create markets for all of the Aloe Vera production; manage all nursery operations, and manage all marketing of plants and plant products.

BUYER shall be the ‘employer’ and contractor for goods and services.

SELLER shall provide copies of all contracts and agreements that are currently in force at the time of this Agreement, and which affect either the farm and/or nursery properties at least 30 days before the Closing Date.

To the extent possible, all vendor accounts shall be transferred over to BUYER as the owner and operator of the Aloe Vera business.

The Related Agreements described above in Section 5.3.15 will be provided at least 30 days before the Closing Date and shall be attached hereto as Exhibit 4.

[continued on following page]

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the date set forth above.

BUYER:

International Sports and Media Group, Inc.

Date:  May 30, 2006

By: /s/ Yan Skwara

Name: Yan Skwara

Title: President

SELLER

Phrixus Holdings, Inc. d/b/a American Aloe Nurseries

Date:  May 30, 2006

By: /s/ Jason Berkes

Name: Jason Berkes

Title: President & Sole Shareholder